Exhibit 99.2

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Meeting Requisition

•                  Second Requisitioned General Meeting scheduled for 27 March 2009, which will NOT include a resolution for a 100% buy back of shares

•                  Current Progen board highlights the uncertainty over the strategy and outlook for Progen if new directors are elected

•                  New directors have not defined the terms regarding a proposed merger with Cytopia

•                  Progen board urges shareholders to vote against the resolutions to be considered on 27 March 2009

•                  Progen reiterates support for merger with Avexa, which includes a $20 million buy back at $1.10 per share representing over 18 million shares or about 30% of outstanding shares

Brisbane, Australia, 18 February 2009: The directors of Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) have announced a requisitioned general meeting to be held on 27 March 2009.

Certain Progen shareholders, including Cytopia Limited (“Cytopia Shareholder Group”), representing just over 5% of the shares on issue have requisitioned a general meeting of Progen shareholders. The Board was not satisfied with respect to certain technical matters related to the authority of the signatories to the requisition as submitted to Progen and released to the market by Cytopia on the 28th of January. On the basis of subsequently executed documentation and information supplied by the lawyers acting on behalf of the Cytopia Shareholder Group, the Board has concluded that it is now possible to act on the requisition.

The announcements made to the market by the Cytopia Shareholder Group proposed a number of resolutions to be considered by shareholders. After seeking appropriate advice, the Board determined that the resolutions on the share buy back and the rescinding of previous shareholder approvals, in the form submitted by the Cytopia Shareholder Group, are not valid and not competent to be considered by shareholders. The Cytopia Shareholder Group, through its lawyers, has agreed to the buy back resolution not being put and has no objections to the exclusion of the Members’ Explanatory Note, as it is now inaccurate. Therefore the only resolutions to be considered at the general meeting are those valid resolutions relating to the removal and appointment of directors.

Uncertainty surrounding buy back if new directors are elected - The Cytopia Shareholder Group which has requisitioned the general meeting, has declared that the new directors, if appointed, will implement an undefined share buy back proposal which was incorrectly described as a 100% share buyback. Such a “100% buy back” could not legally be implemented although we note a return of all capital could be made through a winding up of the company. In a winding up of the company, the quantum and timing of any capital return is highly uncertain and may be materially less than $1.10.

No information is available regarding the specific terms of any buy back. The new directors would need to decide whether to proceed with a buy back after being elected. The new directors would need to consider what is in the best interests of the company and the shareholders as a whole as opposed to the interests of the minority of shareholders who are currently proposing their election. Hence there is no certainty as to whether any buy back will eventuate under the proposed new directors and if a buy back is implemented the quantum or timing of any buy back is highly uncertain.

No information regarding Cytopia merger proposal - The Cytopia Shareholder Group has also declared that the new directors will consider a merger between Progen and Cytopia Limited. No information has been provided regarding the proposed merger terms, the strategy of the combined group going forward or the cash such a combined group would require to fund ongoing operations.

The Progen Board has previously considered a merger with Cytopia Limited. The indicative terms put forward by Cytopia Limited were considered inferior to the merger terms offered by Avexa Limited. Cytopia has not put forward any binding superior proposal to the current directors. It appears that Cytopia is hoping to negotiate the terms of any merger proposal with the proposed new directors of Progen, who we note are all shareholders of Cytopia. The board of Progen believes the three nominated directors have a conflict of interest due to their shareholdings in Cytopia.

The Progen Board believes that there would be significant legal risks to Progen if the new directors, if appointed, took steps which resulted in a breach of the Merger Implementation Agreement with Avexa (such as any attempt to terminate the merger that is not in accordance with the terms of the agreement), including a potential claim for damages substantially in excess of the $500,000 break fee which would be payable to Avexa.

These proposals put forward by the Cytopia Shareholder Group are ill-conceived, ill-defined, highly uncertain and cannot be compared to the potential value which would be created by the Avexa merger.

The Cytopia Shareholder Group has not provided any details of the experience and qualifications of the proposed three directors. The Progen Board is therefore unable to comment on the collective ability of the proposed directors to manage Progen.

The Progen Board also considered a request of the Cytopia Shareholder group to hold their requisitioned meeting on the same day as the Merger Meeting. This was not considered legally or practically possible due to the requirement for new directors to give at least 35 business days notice of their nomination and consent under Progen’s constitution and the legal issues associated with the original requisitions put forward by the Cytopia Shareholder Group.

A later request by this group to delay the Merger Meeting to a date coinciding with the requisitioned meeting was also considered. Delaying the Merger Meeting is not in the best interests of the Company. All issues relating to a decision on the resolutions at the Merger Meeting are before shareholders and there is no reason why that meeting should not proceed as scheduled.

Progen Board Recommendations - The directors of Progen confirm their unanimous recommendation for the proposed merger with Avexa. The board believes that the current merger proposal with Avexa has the potential to deliver value in excess of $1.35 per share and as a consequence is in the best interests of shareholders as a whole.

For the reasons outlined above, the Progen board strongly urges shareholders to vote AGAINST all resolutions at the general meeting requisitioned by the Cytopia Shareholder Group to be held on 27 March 2009.

The progen board strongly urges shareholders to attend the Merger Meeting on 11 March 2009 and vote FOR all resolutions at that meeting.

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.